Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Evolus, Inc. for the registration of (a) shares of common stock, preferred stock, debt securities, warrants, units and rights for an aggregate offering price of up to $250,000,000; and (b) 15,700,376 shares of common stock offered by the selling stockholders, respectively, and to the incorporation by reference therein of our report dated March 20, 2019, with respect to the financial statements of Evolus, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California
March 22, 2019